United States securities and exchange commission logo





                       March 10, 2021

       Brandon E. Lacoff
       Chief Executive Officer
       Belpointe REIT, Inc.
       125 Greenwich Avenue, 3rd Floor
       Greenwich, CT 06830

                                                        Re: Belpointe REIT,
Inc.
                                                            Post Qualification
Amendment No. 13 on Form 1-A
                                                            Filed February 26,
2021
                                                            File No. 024-10923

       Dear Mr. Lacoff:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 if you have any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Vanessa Schoenthaler,
Esq.